Exhibit (a)(5)(D)
STOCKHOLDER SERVICES INTERACTIVE VOICE RESPONSE RECORDING
(Audience: Individual investors)
Option 1
The Company’s offer to buy shares of Mirant common stock is made only by the offer to purchase and related materials that Mirant previously distributed to its stockholders. We urge Stockholders to read those materials carefully prior to making any decision regarding the offer because they contain important information, including the terms and conditions of the tender offer. Stockholders may obtain the offer to purchase and related materials at no charge at the SEC’s website at www.sec.gov or from our information agent, Innisfree M&A Incorporated.
On July 11th, 2006, Mirant launched a modified Dutch Auction tender offer for up to 43 million shares of Mirant common stock. Under this tender offer, Mirant’s shareholders will be given the opportunity, subject to certain conditions, to sell all or a portion of their shares of Mirant common stock to Mirant at a price not less than $25.75 and not greater than $29.00 per share. The tender offer will expire on August 21, 2006, at 5:00 pm, New York City time, unless extended by Mirant.
If you would like to participate in the tender offer, follow the instructions contained in the Company’s tender offer materials previously distributed to you.
If you are an individual shareholder and have questions about the tender offer, please direct them to Mellon Investor Services at 866-463-1222. Again, the number for Mellon is 866-463-1222.
The full tender offer document is also available on our website, www.mirant.com, under the Investor Relations section. This recording is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Mirant’s common stock.